SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

ASIAN INFRASTRUCTURE INVESTMENT BANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2022

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

*	The registrant files annual reports on Form 18-K on a voluntary basis.

EXPLANATORY NOTE	i

FORM 18-K	i

SIGNATURE	iv

EXHIBIT 1 — SCHEDULE OF FUNDED DEBT AT DECEMBER 31, 2022

EXHIBIT 2 — FINANCIAL STATEMENTS AS OF AND FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

EXHIBIT 3 — DESCRIPTION OF THE REGISTRANT AND RECENT DEVELOPMENTS

EXHIBIT 4 — CONSENT OF PRICEWATERHOUSECOOPERS

EXPLANATORY NOTE

This annual report on Form 18-K for the fiscal year ended December 31, 2022 is filed by the Asian Infrastructure Investment Bank (“AIIB”), a multilateral development bank established and operating under the Articles of Agreement, an international treaty to which governments are parties and which was open for signature on June 29, 2015 and entered into force on December 25, 2015, with a mandate to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. This annual report on Form 18-K, as subsequently amended, is intended to be incorporated by reference into any future prospectus filed by AIIB with the Securities and Exchange Commission to the extent such prospectus indicates that it intends this report to be incorporated by reference.

FORM 18-K

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)

Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Not applicable.

i

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See Exhibit 1.

3.

A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

See Exhibit 1.

4. (a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

Not applicable.

(2)

Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

See Exhibit 1.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Not applicable.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

See Exhibit 1.

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See Exhibit 2.

7. (a)

If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect on any such action, not previously reported.

Not applicable.

This annual report comprises:

(a)	The cover page and pages numbered i to v consecutively.

(b)	The following exhibits:

(1)	Schedule of funded debt at December 31, 2022

(2)	Financial statements as of and for the year ended December 31, 2022

(3)	Description of the registrant and recent developments

(4)	Consent of PricewaterhouseCoopers

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Beijing, People’s Republic of China, on the 28th day of April, 2023.

ASIAN INFRASTRUCTURE INVESTMENT BANK

By:	/s/ Andrew Cross
Name:	Andrew Cross
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.	Schedule of funded debt at December 31, 2022

2.	Financial statements as of and for the year ended December 31, 2022

3.	Description of the registrant and recent developments

4.	Consent of PricewaterhouseCoopers

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